

September 15, 2011

Via Email

Mr. Jeremy Driver
Chief Executive Officer
Strategic American Oil Corporation
600 Leopard Street, Suite 2015
Corpus Christi, Texas 78401

> **Re: Strategic American Oil Corporation**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed November 15, 2010**
> **Response Letter dated August 23, 2011**
> **File No. 000-53313**

Dear Mr. Driver:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2010

Financial Statements

Note 7 – Stockholder's Deficit

Warrant modification, page 52

1.   We note that you have not complied with prior comment 1 regarding your modification of warrants in August 2009 and February 2010. You state that you believe FASB ASC

718 is not applicable because the warrants "were not issued or modified in connection with employee related services."

However, in your previous response you explained that your intent was "to build goodwill" among the investors, and to make them "more favorably disposed to participate in any subsequent private placement offerings." You also explained that you accounted for the modifications as if they were part of the original transactions, included in either the sale of your common shares or the stock issuance costs.

We believe that your accounting is inconsistent with your rationale in undertaking the modifications; and we see no basis for your retrospective view, or accounting that assumes either events of the current period had occurred in earlier periods, or original terms of the warrants were not factual or fixed. As stated previously, we believe that an analogy to FASB ASC 718-20-35 would be appropriate. This guidance is clear in characterizing an equity instrument modification as incremental value which should be accounted for by an enterprise. The guidance in SAB Topic 14:A clarifies our view on the applicability of this guidance by analogy to share based payments with non-employees. Our view on the accounting for offering costs is set forth in SAB Topic 5:A, and while it contemplates the deferral and offsetting of costs directly attributable to a proposed or actual offering of securities against proceeds; it does not accommodate similar treatment of costs which are unrelated and subsequent to an offering.

We have consulted with our Division's Office of Chief Accountant, and believe that you will need to correct your financial statements to recognize an expense for the value of the modifications. Please submit your computations of value and all revisions and error correction disclosures necessary to comply with the aforementioned guidance.

Closing Comments

You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief